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                                    FORM 6-K
                                    --------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                        For the month of October 31, 2001

                 NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
                 (Translation of Registrant's Name into English)

                           EDIFICIO CANTV, PRIMER PISO
                     AVENIDA LIBERTADOR, CARACAS, VENEZUELA
                    (Address of Principal Executive Offices)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F X      Form 40-F
                                    ---               ---

                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes               No X
                               ---             ---


                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.



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                  This report consists of a press release issued by Compania
Anonima Nacional Telefonos de Venezuela (CANTV) (the "Company") on October 9,
                                                      -------
2001 affirming the Company's Third Quarter and Fiscal 2001 earnings estimates.



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[COMPANY LOGO]

FOR IMMEDIATE RELEASE
---------------------

Contacts:
ArmandoYanes
CANTV
011-58-212-500-4739

Paul Caminiti/Hugh Burns/Jonathan Gasthalter
Citigate Sard Verbinnen

(212) 687-8080

         CANTV AFFIRMS THIRD QUARTER AND FISCAL 2001 EARNINGS ESTIMATES

Caracas, Venezuela - October 9, 2001 -- Compania Anonima Nacional Telefonos de Venezuela (CANTV) (Caracas: TDV; NYSE: VNT) today announced that it expects to report third quarter 2001 consolidated revenues of $658 million, compared to $675 million in the year ago quarter. The Company expects EBITDA of $322 million, compared to $288 million for the same period a year ago and an EBITDA margin of 49%, fueled partially by a one-time $37 million IXC revenue related adjustment. The Company anticipates an accumulated free cash flow of approximately $600 million for the nine months through September 30, 2001. These estimates are all in line with the Company's previous financial guidance. Actual results will be announced on November 7, 2001.

CANTV also reaffirmed its guidance for the full year 2001. The Company expects 2001 consolidated revenues of $2.6 billion, EBITDA of $1.15 billion and an EBITDA margin of 44%, compared to an EBITDA margin of 41% in 2000. Free cash flow for the full year is now expected to exceed $750 million, driven in part by a 20% reduction in capital expenditures from original plans. The Company anticipates its number of wireless subscribers to grow to 2.2 million by year-end.

Gustavo Roosen, President and Chief Executive Officer of CANTV, said, "We are pleased that we are on plan to achieve our financial goals and meet our commitments to shareholders, as we improve free cash flow and reduce costs in a challenging economic environment. CANTV is committed to continuing to meet customer needs and improve both the quality and range of its products and services."

About CANTV

CANTV is a full service telecommunications provider in Venezuela with 2.6 million access lines in service, 1.9 million cellular subscribers and 303,000 Internet users as of June 30, 2001. CANTV was privatized in December 1991 when VenWorld Telecom, C.A., a consortium led by GTE Corporation (currently Verizon Communications Inc.), originally acquired 40% of CANTV's equity share capital, as well as operating control, from the Venezuelan Government.

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Forward Looking Statements

Statements in this press release that are not strictly historical in nature are forward-looking statements. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. Actual events or results may differ materially from those projected in such statements due to various factors. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, and the risk factors set forth in the Company's various filings with the Securities and Exchange Commission, including its more recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

                                     # # #

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                                    Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                        Compania Anonima Nacional Telefonos de Venezuela (CANTV)


                                      /s/ ARMANDO YANES
                                      -----------------
                                          Armando Yanes
                                          Chief Financial Officer

Date: October 9, 2001